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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mazzone & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Fourteenth St., NE, Suite 2800, Office Tower at the Four Seasons
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominic Mazzone 404.931.8545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ascent CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

3348 Peachtree Road, NE, Suite 150	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 02 2020 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic C. Mazzone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mazzone & Associates, Inc., as of February 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

Chief Executive Officer

Title

Notary Public

Gabrielle Weber
My Commission Expires
Notary Public
April 17, 2022
DeKalb County, Georgia

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS
(CONFIDENTIAL)

For the Year Ended December 31, 2019

TABLE OF CONTENTS

Financial Statements - Confidential

Supplementary Information

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3348 Peachtree Road, NE - Suite 150
Atlanta, GA 30326
http://ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Mazzone & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition Mazzone & Associates, Inc. (an S-Corporation) as of December 31, 2019, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mazzone & Associates, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mazzone & Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mazzone & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Mazzone & Associates, Inc.'s auditor since 2017.
Atlanta, Georgia
February 28, 2020

MAZZONE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

Assets		
Cash	$	93,016
Accounts receivable		3,716
Prepaid expenses		14,519
Property and equipment, net		5,301
Right of Use Asset – Operating Lease		343,923
Deposits		7,299
Total assets	$	467,774
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,712
Lease Liability – Operating Lease		349,354
Total liabilities		352,066
Shareholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		124,990
Accumulated Deficit		(9,292)
Total shareholder's equity		115,708
Total liabilities and shareholder's equity	$	467,774

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2019

Revenues		
Investment advisory fees	$	3,320,000
Other advisory services		1,010,000
Reimbursed expenses		33,991
Interest income		10
Total revenues		4,364,001
Expenses		
Compensation and related expenses		2,990,014
Brokerage, commission, and clearing fees		5,631
Office and other operating expenses		761,824
Sales and marketing expenses		40,549
Total expenses		3,798,018
Net income	$	565,983

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stock		Additional	Retained	Total
	Number of Shares	Amount	Paid-in Capital	Earnings (Deficit)	Shareholder's Equity
Balance December 31, 2018	1,000	$10	$124,990	$(69,275)	$55,725
Net income	-	-	-	565,983	565,983
Distributions	-	-	-	(506,000)	(506,000)
Balance December 31, 2019	1,000	$10	$124,990	$(9,292)	$115,708

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	565,983
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,013
Changes in operating assets and liabilities:		
Accounts receivable		(715)
Prepaid expenses and deposits		(11,158)
Accounts payable and accrued expenses		(11,032)
Net cash provided by operating activities		547,091
Cash flows from investing activities		
Asset additions and disposals		(4,237)
Net cash used by investing activities		(4,237)
Cash flows from financing activities		
Distributions to shareholder		(506,000)
Net cash used by financing activities		(506,000)
Net increase in cash and cash equivalents		36,854
Cash and cash equivalents at beginning of year		56,162
Cash and cash equivalents at end of year	$	93,016
Supplemental schedule of noncash investing and financing activities		
Right of Use Asset recognized with adoption of ASU 842 (See Note 2)	$	438,147
Lease Liability recognized with adoption of ASU 842 (See Note 2)	$	438,147

See accompanying notes to financial statements.

1. Organization and description of business

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. Summary of significant accounting policies

a. *Basis of accounting*

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. *Investment banking, investment advisory fees, and other advisory services*

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. *Advertising costs*

Advertising and promotion expenses are recognized as incurred. During the year ended December 31, 2019 the Company expensed advertising and marketing costs of approximately $40,549.

2. Summary of significant accounting policies (continued)

d. *Income taxes*

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

FASB ASC 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC 450, *Contingencies.* Management believes there are no material estimates that should be accrued as of December 31, 2019. The Company is no longer subject to examination by taxing authorities for tax years prior to 2016.

e. *Cash and cash equivalents*

The Company considers all cash and money market investments with original maturities of three months or less to be cash equivalents.

f. *Receivable from Customer*

Receivable from customers is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the allowance and a credit to receivable from customers. Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

g. *Property and equipment*

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, software, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

2. Summary of significant accounting policies (continued)

h. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

i. Fair value of financial instruments

The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

2. Summary of significant accounting policies (continued)

The lease asset was recorded at fair value as of December 31, 2019. See Note 4 – Operating Leases.

j. Subsequent events

The Company evaluates subsequent events in accordance with FASB ASC 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 28, 2020.

k. Revenue Recognition

The company recognizes revenue in accordance with Accounting Standards codification ("ASC") 606, *Revenue from Contracts with Customers*. The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue when services are performed.

l. Accounting for Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* (Topic 842). This guidance was further modified in July 2018 by ASU No. 2018-10, Codification Improvements to Topic 842 *Leases* and ASU No. 2018-11, *Leases* (Topic 842): Targeted Improvements. These updates require a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. For public business entities, these updates are effective for fiscal years beginning after December 15, 2018, with the option to transition with a modified retrospective application to prior periods presented or to apply the guidance as of the adoption date without restating prior periods. The Company adopted the standard on January 1, 2019, and recorded approximately $438,147 right of use assets and corresponding lease liabilities as a result of including leases on the balance sheet. The adopted guidance did not have an effect on the Company's statement of income or statement of changes in shareholder's equity.

3. Property and equipment

Property and equipment recorded at cost as of December 31, 2019, consists of the following classifications:

Equipment	$	40,572
Furniture and fixtures		21,712
Telephone		10,449
		72,733
Less accumulated depreciation		(67,432)
Net property and equipment	$	5,301

Depreciation expense charged to operations totaled $4,013 for the year ended December 31, 2019.

4. Operating leases

As of January 1, 2019, the Company adopted ASU 2016-02 (Topic 842) on a prospective basis using the effective date method. The adoption of the new standard did not have a material impact on the Company's financial statements; however, additional disclosures have been added in accordance with the ASU. See Note 2 for additional information on this new accounting standard.

The Company leases space under non-cancelable operating lease agreements for office space with remaining lease terms of 3 to 4 years. The lease asset and liability considers renewal options when they are reasonably certain of being exercised.

The following is a summary of net lease cost and other selected information related to operating leases:

Net lease costs	$	99,184
Weighted average remaining lease term (years)		3.25
Discount rate		5.5%

The discount rate is estimated using the Company's incremental borrowing rate.

Maturities of leases payments, undiscounted cash flow and lease liability were as follows:

	Lease Payments	Undiscounted Cash Flows	Lease Liability
2020	$114,011	$16,806	$ 97,205
2021	117,426	11,236	106,190
2022	120,936	5,156	115,780
2023	30,455	276	30,179
	$382,828	$33,474	$349,354

5. Retirement plan

The Company has a simplified employee pension plan (SEP) for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2019, the Company did not make a contribution to the Plan.

6. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2019, the Company has net capital of $84,874, which exceeds its requirement of $5,000 by $79,874.

7. Concentrations and Contingencies

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits did not exceed the insured amount at December 31, 2019.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

MAZZONE & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Schedule I

Net capital		
Total shareholder's equity	$	115,708
Deduct total non-allowable assets net of lease liability		30,834
Net capital before haircuts on securities		84,874
Haircuts on securities		-
Net capital		84,874
Aggregated indebtedness		
Accounts payable and accrued expenses		8,142
Total aggregate indebtedness		8,142
Computation of basic net capital Requirement		
Minimum net capital required		5,000
Excess net capital		79,874
Percentage of aggregate indebtedness to net capital		9.59%
Reconciliation of net capital computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net capital, as reported in Company's unaudited Part II of Form X-17 A-5	$	79,874
Net Capital, as reported in Company's audited financial report	$	79,874

See independent auditors' report.

MAZZONE & ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2019.

See independent auditors' report.

MAZZONE & ASSOCIATES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2019.

See independent auditors' report.

Ascent | CPA
Your Financial Business Matters.®

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3348 Peachtree Road, NE - Suite 150
Atlanta, GA 30326
http://ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Mazzone and Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mazzone and Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mazzone and Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(i) (the "exemption provisions") and (2) Mazzone and Associates, Inc. stated that Mazzone and Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mazzone and Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mazzone and Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ascent CPA Group, LLC

Atlanta, Georgia
February 28, 2020

MAZZONE & ASSOCIATES, INC.
EXEMPTION REPORT
As of December 31, 2019

The Company is exempt from Rule 15c3-3 because it meets conditions set forth in paragraph (k) of Rule 15c3-3; specifically 2i. The statements are made to the best knowledge and belief of the broker dealer. The exemptions were met for the year ended December 31, 2019 without exception.

See independent auditors' report.

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3348 Peachtree Road, NE - Suite 150
Atlanta, GA 30326
http://ascentcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of
Mazzone and Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mazzone and Associates, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mazzone and Associates, Inc. for the year ended December 31, 2019 , solely to assist you and SIPC in evaluating Mazzone and Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mazzone and Associates, Inc.'s management is responsible for Mazzone and Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ascent CPA Group, LLC

February 28, 2020

MAZZONE & ASSOCIATES
INTEGRITY | EXECUTION

VIA FEDERAL EXPRESS

February 28, 2020

Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

To whom it may concern:

Per the requirements of paragraph 9(d) of Rule 17a-5 of the Securities Exchange Act of 1934, enclosed is an annual confidential version of the audited report of Mazzone & Associates, Inc. for the period of January 1, 2019 through December 31, 2019.

Please let me know if you have any questions or need anything else.

Thank you.

Best regards,

Mazzone & Associates, Inc.

Dominic C. Mazzone
Managing Director

Enclosure

MAZZONE & ASSOCIATES, INC.
OFFICE TOWER AT THE FOUR SEASONS
75 FOURTEENTH ST., NE, SUITE 2800
ATLANTA, GA 30309
WWW.GLOBALMNA.COM
TELEPHONE - (404) 931-8545
FAX - (404) 574-5738